THE HONEST COMPANY, INC.

12130 Millennium #500

Los Angeles, California 90094

April 30, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Cara Wirth, Erin Jaskot, Aamira Chaudhry and Theresa Brillant

Re:	The Honest Company, Inc.

Registration Statement on Form S-1, as amended (File No. 333-255150)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, The Honest Company, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on May 4, 2021, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the Staff.

Once the Registration Statement has been declared effective, please orally confirm that event with C. Thomas Hopkins of Cooley LLP at (310) 883-6417, or in his absence, Sara Semnani of Cooley LLP at (310) 883-6467, Siana Lowrey of Cooley LLP at (415) 693-2150, or Carlos Ramirez at (858) 550-6157.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

[Signature page follows]

Very truly yours,

The Honest Company, Inc.

/s/ Nikolaos Vlahos
By:	Nikolaos Vlahos
Title:	Chief Executive Officer

[Signature Page to Acceleration Request]